Michael Page
INTERNATIONAL

06014448

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

9 June 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2006 JUN 15 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholder notification – Barclays plc
2. Substantial shareholder notification – Capital Group of Companies
3. Annual Information Update
4. Substantial shareholder notification – Harris Associates
5. Result of AGM
6. Purchase of own shares
7. Purchase of own shares
8. Substantial shareholder notification – Harris Associates
9. Substantial shareholder notification – Barclays plc
10. Substantial shareholder notification – Barclays plc
11. Purchase of own shares

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:22 03-May-06
Number	3926C

Michael Page
INTERNATIONAL

RNS Number:3926C
Michael Page International PLC
03 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

25/04/06

11) Date listed company informed

02/05/2006

12) Total holding following this notification

20,425,936

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.92%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RICHARD MCBRIDE
01932-264141

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

R. MCBRIDE

Date of Notification

02/05/2006

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		-345,197
BARCLAYS CAPITAL NOMINEES LIMITED		598,550
BARCLAYS CAPITAL NOMINEES LIMITED		547,749
BARCLAYS CAPITAL NOMINEES LIMITED		-283,191
BNP PARIBAS		19,903
BOISS NOMINEES LTD	4224361	201,531
CHASE NOMINEES LTD	16376	169,143
CHASE NOMINEES LTD	20947	13,104,821
CHASE NOMINEES LTD	21359	349,117
CHASE NOMINEES LTD	28270	159,317
CHASE NOMINEES LTD	28270	112,650
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		5,000
INVESTORS BANK AND TRUST CO.		20,438
INVESTORS BANK AND TRUST CO.		275,815
INVESTORS BANK AND TRUST CO.		653,257
INVESTORS BANK AND TRUST CO.		27,339
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	194,363
JP MORGAN (BGI CUSTODY)	16341	307,185
JP MORGAN (BGI CUSTODY)	16344	95,402
JP MORGAN (BGI CUSTODY)	16345	144,684
JP MORGAN (BGI CUSTODY)	16400	3,077,531

JP MORGAN (BGI CUSTODY)	18409	264,545
JP MORGAN CHASE BANK		199,417
Mellon Trust - US CUSTODIAN/		31,828
MELLON TUST OF NEW ENGLAND		31,447
NORTHERN TRUST BANK -BGI SEPA		8,344
NORTHERN TRUST BANK -BGI SEPA		37,653
NORTHERN TRUST BANK -BGI SEPA		47,261
R C Greig Nominees Limited		85,260
R C Greig Nominees Limited a/c AK1		25,965
R C Greig Nominees Limited a/c BL1		7,980
R C Greig Nominees Limited a/c CM1		6,515
R C Greig Nominees Limited GP1		8,300
R C Greig Nominees Limited SA1		18,201
STATE STREET BANK & TRUST - WI		42,162
STATE STREET TRUST OF CANADA -		30,340
The Northern Trust Company - U		21,364
ZEBAN NOMINEES LIMITED		17,170
	Total	20,425,936

Legal Entity	Holding
Barclays Global Investors Ltd	17,166,688
Barclays Private Bank Ltd	17,170
Gerrard Ltd	157,221
Barclays Global Investors Australia Ltd	199,417
Barclays Global Investors N.A.	1,260,412
Barclays Capital Securities Ltd	517,911
Barclays Life Assurance Co Ltd	1,107,117
Group Holding	20,425,936

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:43 03-May-06
Number	3916C

Michael Page
INTERNATIONAL

RNS Number:3916C
Michael Page International PLC
03 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKING

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

27/4/05

11) Date company informed

12) Total holding following this notification

9,598,415

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

2.78%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RICHARD MCBRIDE
01932 - 264141

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....2/5/2006......

Letter to: Michael Page International plc
Dated 28 April 2006

Re: Section 198 Notification

Below is a Section 198 Notification dated 27 April 2006.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 335,328,015 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current;

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213)615-0469, or send a fax message to (213)486-9698, Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Letter from: The Capital Group Companies, Inc.

To: Michael Page International plc 198/901

Dated: 27 April 2006

SECTION 196 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 198 of the Companies Act

1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (335,328,015 shares outstanding)

Number of shares in which the Companies have an interest:

9,598,415

Name(s) of registered holder(s):

See Schedule B

As Of 27 April 2006

Michael Page International plc	Number of Shares
The Capital Group Companies, Inc. ("CG") holdings	9,598,415
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	1,233,325
• Capital International Limited	1,485,700
• Capital International S.A.	346,500
• Capital international, Inc	116,700
• Capital Research and Management Company	6,416,190

Schedule A

Schedule of holdings in Michael Page International plc
As of 27 April 2006

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		802,564
Midland Bank plc		80,800
Nortrust Nominees		299,861
	TOTAL	1,233,325

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600

Bank of New York Nominees	85,100
Northern Trust	194,908
Chase Nominees Limited	358,320
Midland Bank plc	22,200
Morgan Guaranty	77,800
Nortrust Nominees	288,100
State Street Bank & Trust Co.	24,600
Citibank N/A	133,000
HSBC Bank plc	193,900
Mellon Bank N.A.	40,000
Nordea Bank	55,172
TOTAL	1,485,700

Schedule B

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		221,200
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	346,500

Schedule B

Capital International, Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		48,100
	TOTAL	116,700

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		6,416,190
	TOTAL	6,416,190

Schedule B

END

Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Information Update
Released	07:00 08-May-06
Number	5634C

Michael Page
INTERNATIONAL

RNS Number:5634C
Michael Page International PLC
05 May 2006

MICHAEL PAGE INTERNATIONAL PLC (the "Company")

Annual Information Update

In accordance with Prospectus Rule 5.2, Michael Page International plc submits its first Annual Information Update, following the publication of the 2005 financial statements on 27 April 2006.

The Annual Information Update covers the 12 months up to and including 2 May 2006.

1. RNS announcements

Details of all regulatory headlines can be downloaded from the Market News section of the London Stock Exchange website at www.londonstockexchange.co.uk/marketnews.

Date of publication	Headline	Brief Description
9 May 2005	Transaction in Own Shares	Purchase of 50,000 shares to be held in treasury
10 May 2005	Transaction in Own Shares	Purchase of 2,100,000 shares to be held in treasury
12 May 2005	Transaction in Own Shares	Purchase of 1,600,000 shares to be held in treasury
13 May 2005	Transaction in Own Shares	Purchase of 1,250,000 shares to be held in treasury
25 May 2005	Directorate Change	Resignation of executive director
27 May 2005	AGM Statement	AGM resolutions passed
27 May 2005	Transaction in Own Shares	Purchase of 1,000,000 shares to be held in treasury
31 May 2005	Transaction in Own Shares	Purchase of 200,000 shares to be held in treasury
1 June 2005	Holding(s) in Company	Barclays plc holding 13.33%
1 June 2005	Holding(s) in company	Fidelity International holding 6.99%
1 June 2005	Transaction in Own Shares	Purchase of 350,000 shares to be held in treasury
2 June 2005	Transaction in Own Shares	Purchase of 2,690,000 shares to be held in treasury
3 June 2005	Transaction in Own Shares	Purchase of 360,000 shares to be held in treasury
6 June 2005	Transaction in Own Shares	Purchase of 400,000 shares to be held in treasury
8 June 2005	Transaction in Own Shares	Purchase of 200,000 shares to be held in treasury
9 June 2005	Transaction in Own shares	Purchase of 500,000 shares to be held in treasury
10 June 2005	Transaction in Own Shares	Purchase of 250,000 shares to be held in treasury
15 June 2005	Holding(s) in Company	Harris Associates L.P holding 15.26%

16 June 2005	Holding(s) in Company	AXA S.A holding 11.98%
23 June 2005	Date announcement	Release date of trading update and half year results
29 June 2005	Holding(s) in Company	Fidelity International holding 5.99%
30 June 2005	Holding(s) in company	Capital Group holding 4.07%
6 July 2005	Trading Statement	RE: Q2 and First Half trading update
11 July 2005	Holding(s) in Company	Lone Pine Capital LLC holding 3.15%
13 July 2005	Holding(s) in Company	Harris Associates L.P holding 14.89%
13 July 2005	Holding(s) in Company	Barclays plc holding 12.97%
19 July 2005	Holding(s) in Company	AXA S.A holding 10.77%
25 July 2005	Holding(s) in Company	AXA S.A holding 9.86%
9 August 2005	Holding(s) in Company	AXA S.A holding 9.55%
15 August 2005	Interim Results	RE: Half Year trading update
15 August 2005	Directorate Change	Appointment of non-executive director
16 August 2005	Director/PDMR Shareholding	Disposal of 1,000,000 shares by T W Benson
30 August 2005	Doc re.2005 Interim Report	Availability of 2005 interim reports
30 August 2005	Director/PDMR Shareholding	Disposal of 40,000 shares by C-H Dumon
2 September 2005	Holding(s) in Company	Capital Group holding 3.66%
5 September 2005	Holding(s) in Company	Silchester International Investors Ltd holding 9.90%
13 September 2005	Holding(s) in Company	Silchester International Investors Ltd holding 9.29%
19 September 2005	Holding(s) in Company	Lone Pine Capital LLC holding less than 3%
19 September 2005	Holding(s) in Company	Barclays plc holding 11.69%
5 October 2005	Trading Statement	Re Q3 trading update
10 October 2005	Holding(s) in Company	Barclays plc holding 10.46%
12 October 2005	Investor and Analyst Meeting	RE: Notice of meeting
26 October 2005	Transaction in Own Shares	Purchase of 1,500,000 shares to be held in treasury
27 October 2005	Holding(s) in Company	AXA S.A. holding 7.97%
27 October 2005	Transaction in Own Shares	Purchase of 1,500,000 shares to be held in treasury
28 October 2005	Transaction in Own Shares	Purchase of 550,000 shares to be held in treasury
31 October 2005	Transaction in Own Shares	Purchase of 100,000 shares to be held in treasury
1 November 2005	Transaction in Own Shares	Purchase of 150,000 shares to be held in treasury
9 November 2005	Transaction in Own Shares	Purchase of 200,000 shares to be held in treasury
10 November 2005	Holding(s) in Company	Barclays plc holding 7.48%
22 November 2005	Holding(s) in Company	Barclays plc holding 6.92%
6 December 2005	Holding(s) in Company	AXA S.A holding 7.42%
16 December 2005	Directorate Change	Resignation of chief executive and appointment of chief executive designate
19 December 2005	Additional Listing	Blocklisting application
21 December 2005	Holding(s) in Company	Silchester International Investors Ltd holding 8.95%
28 December 2005	Transaction in Own Shares	Cancellation of 24,565,000 shares held in treasury
28 December 2005	Holding(s) in Company	Harris Associates L.P. holding 13.99%
3 January 2006	Holding(s) in Company	Fidelity International holding 4.32%
6 January 2006	Trading Statement	RE: Q4 and Full Year trading update
18 January 2006	Holding(s) in Company	Fidelity International holding 3.97%
24 January 2006	Holding(s) in Company	Barclays plc holding 5.97%
7 February 2006	Holding(s) in Company	Harris Associates L.P holding 12.73%
8 February 2006	Holding(s) in Company	Fidelity International holding 2.39%
21 February 2006	Holding(s) in Company	Silchester International Investors Ltd holding 7.69%
22 February 2006	Holding(s) in Company	Harris Associates L.P holding 11.75%
24 February 2006	Holding(s) in Company	AXA S.A holding 5.86%
1 March 2006	Final Results	RE: 2005 Full Year Results
6 March 2006	Holding(s) in Company	Harris Associates L.P holding 10.82%
7 March 2006	Transaction in Own Shares	Purchase and cancellation of 1,750,000 shares
8 March 2006	Director/PDMR Shareholding	Deferred Share Awards and Options under the Michael Page Incentive Share Plan,

		Michael Page Annual Bonus Plan and Michael Page Executive Share Option Scheme
8 March 2006	Transaction in Own Shares	Purchase and cancellation of 500,000 shares
9 March 2006	Transaction in Own Shares	Purchase and cancellation of 450,000 shares
10 March 2006	Director/PDMR Shareholding	Release of shares under the Michael Page Annual Bonus Plan
10 March 2006	Transaction in Own Shares	Purchase and cancellation of 150,000 shares
27 March 2006	Director/PDMR Shareholding	Exercise of 1,025,851 options and disposal of 1,037,023 shares by C-H Dumon
28 March 2006	Holdings(s) in Company	Silchester International Investors Ltd holding 5.45%
6 April 2006	Trading Statement	2006 Q1 Trading Update and Appointment of Chief Executive
11 April 2006	Holdings(s) in Company	Harris Associates L.P holding 9.41%
13 April 2006	Director/PDMR Shareholding	Exercise of 1,015,559 options and disposal of 1,015,559 shares both by S Ingham & S Puckett
19 April 2006	Director/PDMR Shareholding	Exercise of 464,127 options and disposal of 464,127 shares by C Adams
19 April 2006	Holdings(s) in Company	Harris Associates L.P holding 8.68%
20 April 2006	Director/PDMR Shareholding	Amended - Exercise of 464,127 options and disposal of 464,127 shares by C Adams
20 April 2006	Holdings(s) in Company	Harris Associates L.P holding 7.79%
27 April 2006	Annual Report and Accounts	2005 Annual Report / Notice of 2006 AGM / Proxy Form
27 April 2006	Holdings(s) in Company	Silchester International Investors Ltd holding 4.44%
27 April 2006	Holdings(s) in Company	AXA S.A holding 6.49%

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House at Companies House, Crown way, Cardiff CF14 3UZ or through Companies House direct at www.direct.companieshouse.gov.uk.

Date of publication	Document type	Document Filed
29 April 2005	169(1B)	Purchase of treasury shares
4 May 2005	288b	Non-Executive Director resigned
6 May 2005	Accounts	Accounts to 31 December 2004
8 June 2005	288b	Director resigned
16 June 2005	Resolutions	AGM ordinary and special resolutions
16 June 2005	Resolutions	Adopt new articles of association
18 June 2005	169(1B)	Purchase of treasury shares
18 June 2005	169(1B)	Purchase of treasury shares
12 July 2005	169(1B)	Purchase of treasury shares
12 July 2005	169(1B)	Purchase of treasury shares
12 July 2005	169(1B)	Purchase of treasury shares
26 September 2005	288a	Non-Executive Director appointed
5 December 2005	169(1B)	Purchase of treasury shares
5 December 2005	169(1B)	Purchase of treasury shares
9 December 2005	169(1B)	Purchase of treasury shares
31 January 2006	88(2)R	Return of Allotment of Shares
21 February 2006	169A(2)	Cancellation of treasury shares
20 February 2006	88(2)R	Return of Allotment of Shares
7 March 2006	363	Annual Return to 30 January 2006
20 March 2006	88(2)R	Return of Allotment of Shares
11 April 2006	88(2)R	Return of Allotment of Shares
20 April 2006	288b	Director resigned

3. Documents published and sent to shareholders

Date of publication	Document	Brief Description

15 August 2005	Interim Results	Interim Report for six months ended 30 June 2005
27 April 2006	Annual Report and Accounts	Report and Accounts for the financial year ended 31 December 2005
27 April 2006	Proxy Form	Proxy voting card for AGM 23 May 2006
27 April 2006	Notice of Meeting	Notice of AGM 23 May 2006

The Company's annual report for the twelve months to 31 December 2005 (submitted to the UK Listing Authority's viewing facility on 27 April 2006) and Interim Report for six months to the 30 June 2005 can be downloaded from Michael Page website (www.michaelpaqe.co.uk).

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Richard McBride
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:15 11-May-06
Number	8452C

Michael Page
INTERNATIONAL

RNS Number:8452C
Michael Page International PLC
11 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

2,701,616

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

0.78%

9) Class of security

ORDINARY SHARES

10) Date of transaction

9/5/06

11) Date company informed

12) Total holding following this notification

23,313,400

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

6.74%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification 11/5/2006

HARRIS ASSOCIATES L.P.

Investment Management

May 10, 2006

Mr. Richard McBride
Company Secretary
Michael Page International plc
Page House, 1 Dashwood Lang Road
The Bourne Business Park
Addlestone, Weybridge
Surrey, KT15 2QW
United Kingdom

Dear Mr. McBride;

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International plc. Following the sale of 2,701,616 shares on May 9, 2006, Harris Associates LP. became the beneficial owners of 23,313,400 shares of the company. This represents 6.95% of Michael Page International and a decrease below the 7% substantial shareholder threshold.

Percentages are based on 335,562,000 outstanding shares. All holdings of Michael Page International are for investment purposes only. If you have any questions or require further information, please contact me at (312) 621-0628 or at sgrimm@harrisassoc.com.

Sarah E. Grimm
Senior Paralegal
Harris Associates L.P.

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Result of AGM
Released	15:53 23-May-06
Number	4426D

RNS Number:4426D
Michael Page International PLC
23 May 2006

Michael Page International plc announces that at today's Annual General Meeting all resolutions were duly passed by shareholders.

The result of the proxy voting on each resolution was as follows:

Meeting date:	23 May 2006
Number of cards (shareholders) at meeting date:	6
Issued share capital at meeting date:	347,034,933
Number of votes per share:	One
Meeting type AGM/EGM:	AGM

Resolution (No. as noted on proxy form)	Shares For	Shares Discretionary	Shares Against	Shares Marked A Votes Withheld Abstenti
1. Report and Accounts for the year ended 31 December 2005	246,398,754	-	361,198	1,320,69
2. Declare a final dividend	248,080,645	-	-	-
3. Re-elect Stephen Puckett as a Director	247,219,564	-	861,081	-
4. Re-elect Hubert Reid as a Director	247,560,045	-	520,600	-
5. Elect Tim Miller as a Director	247,579,361	-	500,750	534
6. Approve Directors Remuneration Report	230,468,984	-	10,766,226	6,845,43
7. Re-appoint Deloitte & Touche LLP as auditors	242,487,415	-	1,045,351	4,547,87
8. Allotment of Shares	244,059,986	-	4,020,659	-
9. Disapplication of pre-emption rights	248,076,667	-	3,978	-
10. Purchase of Own Shares	247,890,460	-	41,151	149,034

In accordance with Listing Rules 9.6.2 R and 9.6.3 R, two copies of Special Resolutions 9 and 10 have been forwarded to their Document Viewing Facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7676 1000

R A McBride
Company Secretary

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:36 24-May-06
Number	5463D

Michael Page
INTERNATIONAL

RNS Number:5463D
Michael Page International PLC
24 May 2006

Purchase of own shares

The Company purchased for cancellation on 24th May 2006 1,000,000 ordinary shares at a price of 355.048 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 346,150,497 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:58 25-May-06
Number	6325D

Michael Page
INTERNATIONAL

RNS Number:6325D
Michael Page International PLC
25 May 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 25th May 2006 250,000 ordinary shares at a price of 360.00 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 348,781,268 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:20 26-May-06
Number	7004D

Michael Page INTERNATIONAL

RNS Number:7004D
Michael Page International PLC
26 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

839,200

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

0.24%

9) Class of security

ORDINARY SHARES

10) Date of transaction

24/05/06

11) Date company informed

25/05/06

20,075,200

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

5.75%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification .... 26th MAY 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:32 31-May-06
Number	8553D

Michael Page
INTERNATIONAL

RNS Number:8553D
Michael Page International PLC
31 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

24/05/06

11) Date listed company informed

30/05/06

12) Total holding following this notification

20,259,704

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.81%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

J. TATHAM

Date of Notification 31/05/2006

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 24 May 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 20,259,704 ORD GBP0.01 representing 5.85% of the issued share capital of 346,150,497 units.

Legal Entity	Holding	Percentage Held
Barclays Capital Inc	50,000	.0144
Barclays Global Investors Ltd	16,316,885	4.7138
Barclays Life Assurance Co Ltd	1,107,117	.3198
Barclays Global Investors Australia Ltd	199,417	.0576
Barclays Capital Securities Ltd	1,158,756	.3348
Gerrard Ltd	169,961	.0491
Barclays Global Investors N.A.	1,257,568	.3633
Group Holding	20,259,704	5.8528

REGISTERED HOLDERS REPORT

As at 24 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 20,259,704 ORD GBP0.01 representing 5.85% of the issued share capital of 346,150,497 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		304,179
BARCLAYS CAPITAL NOMINEES LIMITED		854,577
BARCLAYS CAPITAL NOMINEES LIMITED		50,000
BNP PARIBAS		17,059
BOISS NOMINEES LTD	4224361	201,531
CHASE NOMINEES LTD	16376	169,143
CHASE NOMINEES LTD	20947	12,289,186
CHASE NOMINEES LTD	21359	349,117
CHASE NOMINEES LTD	28270	159,317
CHASE NOMINEES LTD	28270	112,650
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		37,700
INVESTORS BANK AND TRUST CO.		275,815
INVESTORS BANK AND TRUST CO.		27,339
INVESTORS BANK AND TRUST CO.		653,257
INVESTORS BANK AND TRUST CO.		20,438
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	307,185
JP MORGAN (BGI CUSTODY)	16341	194,363
JP MORGAN (BGI CUSTODY)	16344	95,402
JP MORGAN (BGI CUSTODY)	16345	144,684
JP MORGAN (BGI CUSTODY)	16400	3,043,363
JP MORGAN (BGI CUSTODY)	18409	264,545
JP MORGAN CHASE BANK		199,417
Mellon Trust - US CUSTODIAN/		31,828
MELLON TRUST OF NEW ENGLAND		31,447
NORTHERN TRUST BANK -BGI SEPA		47,261
NORTHERN TRUST BANK -BGI SEPA		8,344
NORTHERN TRUST BANK -BGI SEPA		37,653
R C Greig Nominees Limited		64,375
R C Greig Nominees Limited a/c AK1		24,165
R C Greig Nominees Limited a/c BL1		7,980
R C Greig Nominees Limited a/c CM1		6,515
R C Greig Nominees Limited GP1		4,550
R C Greig Nominees Limited SA1		24,676
STATE STREET BANK & TRUST - WI		42,162
STATE STREET TRUST OF CANADA -		30,340
The Northern Trust Company - U		21,364
	Total	20,259,704

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:22 05-Jun-06
Number	0463E

Michael Page INTERNATIONAL

RNS Number:0463E
Michael Page International PLC
05 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

11) Date company informed

05/06/06

12) Total holding following this notification

22,886,738

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

6.56%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-246143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification 05/06/2006

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		23,278
BARCLAYS CAPITAL NOMINEES LIMITED		80,000
BARCLAYS CAPITAL NOMINEES LIMITED		917,235
BARCLAYS CAPITAL NOMINEES LIMITED		282,429
Barclays Global Investors Canada		21,024
BNP PARIBAS		17,059
BOISS NOMINEES LTD	4224361	201,531
CHASE NOMINEES LTD	16376	169,143
CHASE NOMINEES LTD	20947	12,289,186
CHASE NOMINEES LTD	21359	349,117
CHASE NOMINEES LTD	28270	112,650
CHASE NOMINEES LTD	28270	159,317
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		37,700
INVESTORS BANK AND TRUST CO.		101,906
INVESTORS BANK AND TRUST CO.		8,733
INVESTORS BANK AND TRUST CO.		15,840
INVESTORS BANK AND TRUST CO.		3,091
INVESTORS BANK AND TRUST CO.		1,702,217
INVESTORS BANK AND TRUST CO.		27,339
INVESTORS BANK AND TRUST CO.		55,892
INVESTORS BANK AND TRUST CO.		23,195
INVESTORS BANK AND TRUST CO.		653,257
INVESTORS BANK AND TRUST CO.		275,815
INVESTORS BANK AND TRUST CO.		18,797
INVESTORS BANK AND TRUST CO.		20,438

INVESTORS BANK AND TRUST CO.		341,633
INVESTORS BANK AND TRUST CO.		3,990
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	307,185
JP MORGAN (BGI CUSTODY)	16341	194,363
JP MORGAN (BGI CUSTODY)	16344	95,402
JP MORGAN (BGI CUSTODY)	16345	144,684
JP MORGAN (BGI CUSTODY)	16400	3,043,363
JP MORGAN (BGI CUSTODY)	18409	264,545
JP MORGAN CHASE BANK		8,752
JP MORGAN CHASE BANK		29,715
JP MORGAN CHASE BANK		199,417
Mellon Trust - US CUSTODIAN/		31,828
Mellon Trust - US CUSTODIAN/		22,844
MELLON TRUST OF NEW ENGLAND		31,447
NORTHERN TRUST BANK -BGI SEPA		37,653
NORTHERN TRUST BANK -BGI SEPA		47,261
NORTHERN TRUST BANK -BGI SEPA		8,344
R C Greig Nominees Limited		68,260
R C Greig Nominees Limited a/c AK1		24,915
R C Greig Nominees Limited a/c BL1		7,980
R C Greig Nominees Limited a/c CM1		7,245
R C Greig Nominees Limited GP1		4,550
R C Greig Nominees Limited SA1		24,676
STATE STREET BANK & TRUST - WI		42,162
STATE STREET BOSTON		169,926
STATE STREET TRUST OF CANADA -		30,340
The Northern Trust Company - U		21,364
	Total	22,886,738

Legal Entity	Holding	Percentage Held
Barclays Global Fund Advisors	126,479	.0363
Barclays Life Assurance Co Ltd	1,107,117	.3174
Barclays Global Investors Australia Ltd	229,132	.0657
Barclays Global Investors Canada Ltd	21,024	.0060
Gerrard Ltd	175,326	.0503
Barclays Global Investors Ltd	16,316,885	4.6783
Barclays Global Investors, N.A.	3,631,111	1.0411
Barclays Capital Securities Ltd	1,199,664	.3440
Barclays Capital Inc	80,000	.0229
Group Holding	22,886,738	6.5620

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	07:00 09-Jun-06
Number	3163E

RNS Number:3163E
Michael Page International PLC
08 June 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 8th June 2006 4,450,000 ordinary shares at a price of 358.70 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 344,379,820 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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